UNITED STATES
	SECURITIES AND EXCHANGE COMMISSION
	WASHINGTON, D.C.  20549

	SCHEDULE 13G
(Amendment No. ___)

	Under the Securities Exchange Act of 1934


SIGA Technologies, Inc.
	(Name of Issuer)

Common stock, $.001 par value
	(Title of Class of Securities)

826917106
	(CUSIP Number)


December 31, 2005
(Date of Event which Requires
Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    [X]  Rule 13d-1(b)
    [ ]  Rule 13d-1(c)
    [ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out or a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No. 826917106	SCHEDULE 13G	Page 2 of 6


1	Name of Reporting Person	Eliot Rose Asset Management, LLC
	IRS Identification No. of Above Person	04-3649045

2	Check the Appropriate Box if a Member of a Group
			(a)	[ ]
			(b)	[ ]

3	SEC USE ONLY


4	Citizenship or Place of Organization

		Rhode Island

			5	Sole Voting Power

				-0-

	NUMBER OF	6	Shared Voting Power
	SHARES
	BENEFICIALLY			-0-
	OWNED BY EACH
	REPORTING	7	Sole Dispositive Power
	PERSON WITH
				1,665,000

		8	Shared Dispositive Power

				-0-

9	Aggregate Amount Beneficially Owned by each Reporting
Person

	1,665,000

10	Check Box if the Aggregate Amount in Row (9) Excludes
Certain Shares*	      [ ]

11	Percent of Class Represented by Amount in Row 9

	6.28%

12	Type of Reporting Person*

	OO, IA


CUSIP No. 826917106	SCHEDULE 13G	Page 3 of 6


1	Name of Reporting Person	Gary S. Siperstein
	IRS Identification No. of Above Person

2	Check the Appropriate Box if a Member of a Group
			(a)	[ ]
			(b)	[ ]

3	SEC USE ONLY


4	Citizenship or Place of Organization

		United States

			5	Sole Voting Power

				-0-

	NUMBER OF	6	Shared Voting Power
	SHARES
	BENEFICIALLY			-0-
	OWNED BY EACH
	REPORTING	7	Sole Dispositive Power
	PERSON WITH
				1,665,000

		8	Shared Dispositive Power

				-0-

9	Aggregate Amount Beneficially Owned by each Reporting
Person

	1,665,000

10	Check Box if the Aggregate Amount in Row (9) Excludes
Certain Shares*	      [ ]

11	Percent of Class Represented by Amount in Row 9

	6.28%

12	Type of Reporting Person*

	IN



 CUSIP No. 826917106	SCHEDULE 13G	Page 4 of 6


Item 1(a).	Name of Issuer.

	SIGA Technologies, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices.

	420 Lexington Avenue, Suite 601, New York NY 10170

Item 2(a).	Names of Persons Filing.

	Eliot Rose Asset Management, LLC and Gary S. Siperstein.

Item 2(b).	Address of Principal Business Office or, if none,
Residence.

	The office address for Eliot Rose Asset Management, LLC and Gary S. Siperstein is 10 Weybosset Street, Suite 401,
Providence, RI  02903

Item 2(c).	Citizenship.

	Eliot Rose Asset Management, LLC is a Rhode Island limited liability company, Gary S. Siperstein is a United States citizen.

Item 2(d).	Title of Class of Securities.

	Common stock, $.0001 par value

Item 2(e).	CUSIP Number.

	826917106

Item 3.	If this statement is filed pursuant to 240.13d-1(b)
or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)  [ ] Bank as defined in section 3(a)(6) of the Act (15
U.S.C. 78c).

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under section 8 of the Investment Company act of 1940 (15 U.S.C. 80a-8).

(e)  [X] An investment adviser in accordance with 240.13d-
1(b)(1)(ii)(E).


CUSIP No. 826917106	SCHEDULE 13G	Page 5 of 6

 (f) [ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F).


(g) [ ] A parent holding company or control person in accordance with 240.13b-1(b)(1)(ii)(G.

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) [ ] A church plan that is excluded form the definition of an investment company under section 3(c)(14) of the Investment
Company act of 1940 (15 U.S.C. 80a-3).

(j)  [ ] Group, in accordance with 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

	Reference is made hereby made to Items 5-9 and 11 of pages two (2) and three (3) of this Schedule 13G, which Items are incorporated by reference herein.

Item 5.	Ownership of Five Percent or Less of a Class.

	Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of
Another Person.

	Eliot Rose Asset Management, LLC is deemed to be the beneficial owner of the number of securities reflected in Item 5-9 and 11 of page two (2) of this Schedule 13G pursuant to separate arrangements whereby it acts as investment adviser to certain persons. Each person for whom Eliot Rose Asset Management, LLC acts as investment adviser has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock purchased or held pursuant to such arrangements. Gary S. Siperstein is deemed to be the beneficial owner of the number of securities reflected in Items 5-9 and 11 on page three (3) of this
Schedule 13G pursuant to his ownership interest in Eliot Rose Asset Management, LLC.

Item 7.	Identification and Classification of the Subsidiary
which Acquired the Security Being Reported on by the Parent
Holding Company.

	Not applicable.


CUSIP No. 826917106	SCHEDULE 13G	Page 6 of 6

Item 8.	Identification and Classification of Members of the
Group.

	Not applicable.

Item 9.	Notice of Dissolution of Group.

	Not applicable.

Item 10.	Certification.

	By signing below, Eliot Rose Asset Management, LLC and Gary
S. Siperstein certify that, to the best of their knowledge and belief, the securities referred to above on pages two (2) and three (3), respectively, of this Schedule 13G were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED:	January 27, 2006

	Eliot Rose Asset Management, LLC



	/s/ Gary S. Siperstein
	_____________________________
	By:  Gary S. Siperstein
	its: Managing Member

	Gary S. Siperstein



	/s/ Gary S. Siperstein
	_____________________________
	By:  Gary S. Siperstein